Delisting Determination, The Nasdaq Stock Market, LLC, April 25, 2024,
View, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of View, Inc., effective at the opening of the trading session on May 6, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A).
The Company was notified of the Staff determination on January 26, 2024. On February 2, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
A hearing on the matter was scheduled for April 9, 2024. On April 3, 2024, the Company witdrew its appeal. The Company securities were suspended on April 5, 2024. The Staff determination to delist the Company securities became final on April 5, 2024.